Exhibit 14.1

CODE OF ETHICS AND BUSINESS STANDARDS

Full Throttle Indoor Kart Racing Corporation (the “Company”) is committed to conducting our business consistent with the highest ethical standards.  This Code reinforces our commitment to these standards and provides each Team Member of the “Company” with guidance and perspective in understanding our business ethics.

Our Code of Ethics and Business Standards are designed to guide and help us identify activities and behaviors that are appropriate in conducting business and refrain from those that are not.  No Code of conduct can possibly hope to identify every potential event or circumstance that one may encounter or confront and provide the appropriate moral conduct and ethical behavior guidance.  That is why it is imperative that each of us must rely on our own good judgment.

When confronted with difficult situations or a decision that needs to be made, we should all seek counsel from our fellow Team Members, supervisors and most importantly, our own conscience and common sense.

Full Throttle believes that ethical behavior is good business.  Company personnel (Team Members) share certain responsibilities, but each is individually accountable for the areas discussed in this Code of Ethics and Business Standards document.  We are sometimes faced with situations where there may be pressure to act unethically.  If you are unsure in any situation, ask yourself the following questions:

•	Is this action legal?
•	Does this action comply with our values?
•	Would you feel comfortable telling a family member or highly regarded friend about your decision?

If you answer no to any of these test questions you should avoid, resist and refrain the action in question.

Remember, compromises in behavior that lead to violations of our Code of Ethics and Business Standards and or any applicable laws may result in disciplinary action, up to and including termination of employment.

This Code of Ethics and Business Standards is intended to conform to the requirements of the Sarbanes-Oxley Act of 2002 in that it applies to all employees, officers, and the board of directors (Team Members) of Full Throttle who may hold office from time to time and any other person functions similar to those of a senior financial officer of Full Throttle.

This Code will be available in the future for viewing on Full Throttle’s web site after Full Throttle has completed its capital formation and is funded as a result of the successful response to its offering.  This Code may be filed each year as an exhibit to Full Throttle’s Annual Report.  Full Throttle will publicly disclose (i) any change to this Code that applies to any officer or director of Full Throttle, or any other person performing functions similar to those of a senior financial officer and (ii) the grant of a waiver to any such individual of any provision of this Code (which waiver will be subject to prior approval by the ““Company’s” directors).  Prompt disclosure of any such changes will be posted on Full Throttle’s internet Web site.

RESPONSIBILITY TO GUESTS AND CUSTOMERS
Our guests and customers expect and deserve an authentic, realistic racing experience in a clean, safe, professional environment.

QUALITY
Full Throttle Indoor Kart Racing™ (the “Company”) is in the upscale entertainment business. It is the responsibility of every team member to ensure that all equipment, products, facilities and services are maintained and presented in a professional manner so as to provide for a safe, clean and consistent environment for our customers to enjoy.
It is the responsibility of every Team Member who comes in contact with our guests and customers to be courteous, to be knowledgeable about kart operation and safety, our products and services, and to help our guests and customers enjoy the highest quality entertainment experience we can provide.  Further, all Team Members must always strive to do the best they can to create a positive experience and environment for which Full Throttle will be associated and identified with by the customer.

GUEST SAFETY
The health, safety and welfare of our guests and customers are of paramount importance to Full Throttle.  These cannot be sacrificed to financial goals, inattention or anything else.  We are committed to designing, building, operating and maintaining our karts, products and facilities that will meet the high standards we have set for ourselves. All of us share the responsibility for making guests feel safe and secure.

RESPONSIBILITY TO TEAM MEMBERS
Our Team Members are the cornerstone of our ability to provide our customer’s an authentic, realistic racing experience in a clean, safe, professional environment. Full Throttle and its management are committed to treating all Team Members with fairness, dignity and respect. We will strive to provide our Team Members with a challenging, exciting and fulfilling environment.

PROFESSIONAL DEVELOPMENT
We are committed to having our Team Members develop and advance professionally in a manner consistent with their abilities. Although difficult decisions may arise in hiring, evaluating performance, promoting, disciplining or terminating Team Members, Full Throttle expects such responsibilities to be carried out with fairness, discretion and respect for privacy, as well as compassion for the individuals involved.
WORKPLACE HEALTH, SAFETY AND ENVIRONMENT
Full Throttle is committed to providing a healthy and safe working environment for all its Team Members and guests. Providing a safe working environment and instituting and following work practices designed to safeguard employees and customers and guests are a primary consideration for all Team Members of Full Throttle Indoor Kart Racing™.  All Team Members are encouraged to identify where we can act so as to improve the safety of our operations.  Safety awareness is an ongoing task to which we are to all be dedicated to.  There is no job, activity, event or situation that is so important that we cannot take time to complete our work to ensure the safety of our fellow Team Members, Customers and guests.

DIVERSITY
We seek to be multicultural, tapping the talents and potential of every member of our diverse work force

RESPECT FOR THE INDIVIDUAL
Full Throttle is committed to providing a work environment in which all Team Members and employees are afforded the respect that they deserve, free of any discrimination or harassment. No discrimination on the basis of race, religion, color, sex, sexual orientation, national origin, age, marital status, covered veteran status, or any other basis prohibited by applicable law will be allowed. Further, Full Throttle expects Team Members to treat each other with the same dignity and respect that they expect from Full Throttle.

RESPONSIBILITY TO FULL THROTTLE AND SHAREHOLDERS
It is our goal to provide a reasonable return to our shareholders, and to increase the value of their investment. At the same time, we must be sure to protect the business and reputation of our Company, so that Full Throttle can and will continue to live up to the expectations of shareholders, guests, customers, and Team Members. Honest and ethical behavior in all matters relating to the business of Full Throttle contributes significantly to achieving these goals.

CONFLICTS OF INTEREST
Full Throttle Indoor Kart Racing™ will be built on public trust and confidence, and the expectation of our guests and customers that they can depend on our products and services. To ensure that we deliver our very best, we require the full and undivided dedication and efforts of all of our Team Members.  Moreover, every Team Member must avoid conflicts of interest or the appearance of conflicts of interest in the performance of his or her job. Conflicts of interest or the appearance of such conflicts could also damage Full Throttle’s good name.
Generally, a conflict of interest is created whenever an activity, association or relationship of an individual might impair an independent exercise of judgment in Full Throttle’s best interest.  Where an individual private interest or those of his or her immediate family interferes in any way - or even appears to interfere - with the interests of Full Throttle.  A conflict of interest may also arise when a Team Member or employee, or a member of his or her immediate family, receives improper personal benefits as a result of his or her position in Full Throttle.

DOING BUSINESS, OR INFLUENCING BUSINESS RELATIONSHIPS, WITH FAMILY MEMBERS AND AFFILIATES; AND OTHER CONFLICTS
In situations in which Team Members might wish to do business with either family members or companies in which they or their family has an interest. Team Members may not, without the approval of Full Throttle, conduct business on behalf of Full Throttle with a member of their immediate family, or with any business organization in which they, or (to their knowledge) any member of their immediate family, has a direct or indirect financial interest.
Team Members who have knowledge that a Team Member they indirectly supervise is doing business, or intending to do business, with a member of that indirect supervisor's immediate family, or with any business organization in which they, or (to their knowledge) any member of their immediate family, have a direct or indirect financial interest, must disclose the relevant information to Management.
A Team Member or employee shall not engage in any type of self-employment or employment by another to an extent that such employment interferes in any way with the performance of the Team Member's or employee's services to Full Throttle.  No Team Member or employee shall compete with Full Throttle, render services to, or have a material financial interest in, a competitor of Full Throttle.  Any Team Member or employee with questions about a potential conflict of interest should contact Management.

USE OF CORPORATE INFORMATION, OPPORTUNITIES, AND ASSETS
Team Members and employees may not use confidential Company information for their personal benefit or the benefit of others. Such information includes, but is not limited to: inside information used to trade in stock of Full Throttle or of other companies; information about significant real estate transactions; confidential personnel information; and other confidential information such as sales and earnings figures, acquisitions or mergers, strategic business plans, major contracts, stock splits, commencement of significant litigation, the sale of an associated Company, or new projects contemplated by Full Throttle.  Moreover, opportunities that are discovered through the use of corporate property, information, or through one's position at Full Throttle may not be used for personal gain. If in doubt as to whether information is confidential or may be shared with others inside or outside Full Throttle, please consult Management.

Company assets are property of Full Throttle.  Everyone must protect the assets of Full Throttle and ensure that they are used appropriately and efficiently. Theft, carelessness and waste reduce Full Throttle’s profitability. Company assets should only be used for legitimate Company business.

INTELLECTUAL PROPERTY AND PROPRIETARY INFORMATION
Team Members may have important information that is confidential (e.g. business plans and costs, unannounced projects, etc.). Outside parties could easily benefit from such information and may attempt by various means to obtain it. Every Team Member and employee is obliged to maintain the confidentiality of information entrusted to them by Full Throttle.  Accordingly, except as specifically authorized by management, no one shall disclose any Company proprietary information to any outside party. Unintentional disclosure of proprietary information may be just as damaging as intentional disclosure. Therefore, each individual should exercise care not to discuss confidential issues in public areas or in casual conversation.  Furthermore, Full Throttle expects Team Members and employees to maintain the secrecy of Full Throttle’s trade secrets and proprietary information, even if they leave Full Throttle.

When appropriate, Full Throttle protects its proprietary information and secures legal protection through trademarks, patents and copyrights. In the same way, Full Throttle expects its Team Members and employees to honor the copyrights, trademarks, patents and proprietary information of others.

ACCURATE REPORTING
Each individual shall report and record all information, and complete Company documents, accurately and honestly. These include, for example, time cards, reimbursable business expense requests, invoices, payroll records, equipment maintenance records, safety records, fuel usage, disposal records, business records and performance evaluations.

FINANCIAL INTEGRITY
Full Throttle’s books records and accounts are to be maintained in a manner that accurately reflects all financial transactions in conformity with generally accepted accounting principles.

Full Throttle and its Team Members shall not:
•	Improperly accelerate or defer expenses or revenues to achieve financial results or goals.
•	Maintain any undisclosed or unrecorded funds or “off book” assets.
•	Establish or maintain improper, misleading, incomplete or fraudulent accounting documentation or financial reporting.
•	Make any payments for purposes other than those described in the documents supporting payment.
•	Sign any document believed to be inaccurate or untruthful.

SEC DISCLOSURE
The President and all senior financial officers are responsible for full, fair, accurate, timely and understandable disclosures in any periodic reports that may be required to be filed by Full Throttle with SEC.  The President and each senior financial officer shall promptly identify and provide information they may have concerning (a) significant deficiencies in the design or operations of internal controls which could adversely affect Full Throttle’s ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Full Throttle’s financial reporting, disclosures or internal controls.  The President and each senior financial officer shall promptly bring to the attention of the Board of Directors any information they may have concerning any violation of this Code including any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees who have a significant role in Full Throttle’s financial reporting, disclosures or internal controls.   The President and each senior financial officer shall bring to the attention of the Board of Directors any information they may have concerning evidence of material violation of securities laws, rules or regulations applicable to Full Throttle by Full Throttle or any agent thereof.

OUR BUSINESS ASSOCIATES ARE AN ESSENTIAL PART OF OUR TEAM.
We expect Team Members to compete aggressively, but fairly, in the market(s) in which we operate.  We are to sell Full Throttle’s products and services on their quality and merit. Team Members and employees shall not disparage competitors, mislead customers, or collect inappropriate information about competitors, customers or vendors.  Every Team Member and employee should deal fairly with Full Throttle’s customers, suppliers and competitors.

Since we sell on the basis of quality, we do not want to undermine the judgment of others through gift-giving. Accordingly, no Team Member or employee may give anyone a gift if it appears to be, or could be considered to be, an improper inducement to do business with Full Throttle. This means that a gift should not be excessive under the circumstances, should not be offered if the nature or amount of the gift would violate Full Throttle policies of the recipient, should not seek to bring about an act that is contrary to the interest of this Company or of Full Throttle by which the other individual is employed, should not be given in exchange for an act or service which is normally provided for free, and should not be given when the actual purpose or use of the gift is different from that which is reported or stated to others.

VENDOR’S
Ethical considerations are extremely important in selecting, and in Full Throttle’s relationship with, suppliers, vendors, contractors, and consultants (vendors). Team Members and employees who purchase products and services for Full Throttle are obligated to consider primarily Full Throttle’s interests first and to buy without prejudice, seeking to obtain the maximum value for dollars spent.  In addition, all Team Members are obligated to treat all vendors fairly, honestly and courteously, providing a prompt response to all who call on a legitimate business mission.  No one should take unfair advantage of any vendor through manipulation, concealment, abuse of privileged information, misrepresentation of any material facts, or any other unfair practice.

Purchasing personnel have a responsibility to treat vendors fairly, to avoid unfair buying tactics or vendor favoritism, and to deliver all solicited and unsolicited vendor samples to Full Throttle for proper disposal.

ACCEPTANCE OF GIFTS
In any one calendar year no Team Member may, without the approval of Full Throttle, accept more than one gift - the fair market value of which may not exceed US$75 - from any one person or entity that is doing, or seeking to do, business with, or is a competitor of, Full Throttle.  A "gift" is anything of value, and includes all tangible items, such as jewelry or art; and intangible items such as discounts, services, special privileges, advantages, benefits, rights not available to the general public, vacations, trips, use of vacation homes, paid admission to sporting events or special events, golf outings, vendor familiarization trips and use of recreational facilities, loans or other favors. In no event may any gift in the form of marketable securities or cash be accepted (other than customary circumstances such as weddings or funerals, in which case the $75 limit applies).
Gifts in excess of $75 are subject to an "ordinary course of business" test. Gifts which, based on a good faith assessment by the recipient, have an aggregate fair market value of less than $500, and which the recipient in good faith believes to be in the ordinary course of business, may be accepted from any party in any one calendar year without any notice to Management. A gift will be considered to be in the ordinary course of business if: (a) it is of a type that is customary, considering the job duties, job title, and seniority of the person to whom the gift is offered, and (b) accepting the gift would provide a business advantage to Full Throttle by enhancing its business relationship with the gift-giver.  By way of example, a tangible item such as a watch will almost never be in the ordinary course of business, while intangible benefits, such as admission to a sporting event or an invitation to a golf outing, may be. Meals in the ordinary course of business are not subject to the $500 limitation.
If a party provides any Team Member with a gift in the ordinary course of business, the fair market value of which exceeds, or may exceed, $500 during any calendar year, he or she may either refuse or accept the gift. If the gift is accepted, within 15 days of its acceptance the recipient must notify Management which will confirm whether the gift was, in fact, within the ordinary course of business. If Management determines that the gift was not in the ordinary course of business, the recipient must pay to the “Company” - or make a charitable donation through Full Throttle equal to - the amount by which the fair market value of the gift exceeds $500.
Full Throttle recognizes that it may not be easy or, in certain circumstances, culturally appropriate, to refuse or return a gift given out of genuine generosity, so Full Throttle has provided alternatives with respect to gifts that do not comply with this policy. Therefore, with respect to gifts not in the ordinary course of business, a Team Member may: 1) return the gift with a letter stating that it is against Company policy to accept such gifts; 2) give the gift to Full Throttle, so that the gift can be either donated to a charity or otherwise disposed of; or 3) keep the gift and make a charitable donation, through Full Throttle, for the amount by which the fair market value of the gift exceeds $75. In any event, this gift policy is not intended to prohibit reasonable gifts from those who have a genuine personal relationship with the recipient wholly apart from any business relationship.

DEALING WITH FINANCIAL INSTITUTIONS
Any Team Member or employee who participates in a meaningful way in decisions about establishing or managing a relationship between Full Throttle and any financial institution must avoid personally entering into any transaction with, or the receipt of any benefit or opportunity from, such financial institution (or any intermediary for such an institution) that is not generally available to other customers or clients of the institution who have similar personal business relations with the institution (e.g., checking or asset management or a mortgage).

BIDS, SOLE SOURCES, AND NEGOTIATED BIDS
In general, those purchasing for the “Company” should solicit competitive bids in an effort to establish the worth of products and services in the marketplace and to secure the best price, quality and service in a given period. Occasionally, due to the unique nature of certain products and services, only one source may exist. In such instances, negotiation must ensure a fair and reasonable price for the quality specified and the time frame required.

MINORITY VENDOR PURCHASES
Minority business enterprises shall have the maximum opportunity to participate in procurement activities. Minority enterprises should be evaluated fairly and in accordance with their qualifications.

RESPONSIBILITY TO COMMUNITIES

GOVERNMENT OFFICIALS
Full Throttle, and its Team Members, may deal with government officials in the course of Full Throttle’s business. It is important that the responsible Team Members be thoroughly familiar with, and comply with, laws and regulations applicable to dealing with government officials. Team Members should be aware that business practices which are acceptable in a commercial environment (e.g., meals, transportation or entertainment) may not be acceptable when dealing with government officials. Team Members should follow Company guidelines in their relationships with government officials, and should direct questions about particular situations to Management.

POLITICAL ACTIVITY
All Team Members and employees are encouraged to participate as private citizens in government and the political process, unless such participation is either prohibited by other policies of Full Throttle, or would give rise to an improper appearance of partiality. In any event, no personal contributions to any political cause, party, candidate or charity should be represented as coming from Full Throttle.

COMMUNITY’S
Good relations with communities in which Full Throttle resides and conducts business are essential. We are dedicated to delivering quality products and services, and to cooperating with community leaders and members for the benefit of local communities. Full Throttle encourages all Team Members to participate in local activities that address needs of the communities in which they reside and work.

ENVIRONMENT
We are likewise committed to the protection of the environment and the conservation of natural resources. Renewable and Sustainable Energy Sources are crucial in the long term to our society.  Full Throttle is committed to using renewable energy sources for powering its karts and in specific the use of Bio-Fuels.   Full Throttle will continually evaluate and review the evolution and performance of these Bio-Fuels and utilize those fuels that are viable solutions for the transportation needs of society.  Full Throttle will also explore the evolution of internal combustion engines suitable for its karts that provide economical performance while providing for reduction in carbon emissions as viewed from a total carbon content perspective.  Solutions that are merely carbon displacement and that may actually carry higher total carbon content are to be avoided and resisted.  In addition to complying with all applicable laws ourselves, we expect the companies and contractors with whom we deal to do the same.

LEGAL STANDARDS
In addition to the ethical standards which govern every Team Member, the law imposes more specific and limited obligations that everyone is required to obey. This listing is not intended to be complete; there may be other laws that apply to specific Team Members or employees.

ANTITRUST LAWS
Full Throttle, and each Team Member and employee acting on its behalf, will comply with the antitrust laws of the United States.

FULL THROTTLE WILL COMPETE FULLY AND FAIRLY IN EACH OF THE MARKETS IN WHICH IT OPERATES.
The antitrust laws provide a framework for defining full and fair competition. Each Team Member and employee must understand and operate within this framework at all times.  Failure to do so could subject Full Throttle and responsible Team Members to imprisonment, substantial criminal fines, and civil financial liability. If a question arises as to how the antitrust laws apply to a particular business situation or whether our existing business practices comply with the law, every Team Member has both the right and the responsibility to review the question by contacting Management for guideline.

THE ANTITRUST LAWS PROHIBIT AGREEMENTS THAT UNREASONABLY RESTRAIN COMPETITION.
This prohibition includes agreements with anyone, including competitors, customers and suppliers, which unreasonably restrain trade. Such agreements can be reflected in tacit understandings, oral commitments, or written contracts; if they have the specified, adverse effect on competition, they are prohibited.  Certain types of agreements may be prohibited as a matter of law. No Team Member should ever enter into any such agreement or understanding. These are agreements to fix prices, agreements between or among competitors to refuse to deal with a customer or a supplier, to divide territories or customers, and arrangements that "tie" two products together so that one will not be sold without the other.  Exclusive dealing arrangements and licensing arrangements that restrict the scope or terms of resale of the licensed products may also raise issues under the antitrust laws.

THE ANTITRUST LAWS PROHIBIT MONOPOLIZATION OR THE ATTEMPT TO MONOPOLIZE A MARKET.
A monopoly is the power to control prices or to exclude competition. High market shares are often considered to be indicative of a monopoly. It is legal to attain or maintain monopoly power by virtue of a superior product or superior business skill. It is not legal, however, to eliminate competitors willfully or to use legally obtained monopoly power unfairly. The difference between vigorous competition, which is encouraged by the antitrust laws, and the wrongful acquisition or maintenance of a monopoly, which is prohibited, is often a matter of degree.

A company can be guilty of attempting to monopolize a market even when it does not have monopoly power. One factor courts look to is whether a company prices its products below cost in an effort to drive out competitors (other than in a sale of obsolete merchandise).

The antitrust laws have rules governing charging different prices for the same product. It is sometimes illegal to charge different prices to different customers for the same product. Whether such a practice is illegal depends on the specific facts and circumstances, including whether the customers are at different levels (club and or association members versus nonmembers), whether the costs to the “Company” are different (because of volume or other factors), whether the lower price is offered to meet competition, and whether the lower price adversely affects competition.  Whenever it is anticipated that different prices will be charged to different customers for the same product, the relevant facts and circumstances should be explained to Management.

SECURITIES LAWS
The securities laws require that material information disclosed to the market be accurate and complete. "Material" information is generally any information that a reasonable investor would likely consider important in deciding whether to buy, sell or hold stock in Full Throttle. Whether a statement is accurate and complete depends on both the content of the statement and the context in which it is made. Thus, a statement that contains correct information may still be inaccurate or incomplete because in context it is misleading. All public statements on behalf of Full Throttle regarding information that might be material to Full Throttle’s stockholders must be accurate, complete, fair, and disclose the stated facts in a forthright, understandable manner.

All documents that Full Throttle files with any governmental agency must be accurate, complete, fair, and timely. Any Team Member or employee making a statement about Full Throttle that is public, or likely to become public, or filing a document with a governmental agency, which has questions or concerns, should consult with Management.

THE SECURITIES LAWS PROHIBIT TRADING IN STOCK OR OTHER SECURITIES ON THE BASIS OF MATERIAL INFORMATION THAT HAS NOT BEEN DISCLOSED TO THE PUBLIC.

No one may trade in stock or other securities on the basis of undisclosed material information. Undisclosed material information might include sales and earnings figures, information about major contracts, stock splits, acquisitions or mergers, significant transactions, the sale of an associated Company, the commencement of significant litigation, or new projects contemplated by Full Throttle.

It is also illegal to provide material non-public information to persons outside Full Throttle who could then use that information in deciding whether to buy or sell Full Throttle’s stock.  Team Members and employees should not, without proper authority and confidentiality arrangements, give or release non-public information concerning Full Throttle to anyone not employed by Full Throttle.

Team Members and employees are prohibited from buying or selling another corporation's securities while they are in possession of material non-public information about that other corporation gained in the course of their work at Full Throttle.  In this context, the material non-public information might include the fact that Full Throttle is considering buying property or materials from a corporation or entering into some other business relationship that might be material to that other corporation's operations.

RELATIONSHIPS WITH LOCAL, STATE AND FEDERAL OFFICIALS
Full Throttle, and each Team Member on its behalf, will make no improper payments to government officials.
Full Throttle, its Team Members, sometimes deal with government officials in the course of Full Throttle’s business. This happens in situations as diverse as a fuel storage inspection to a zoning review for a facility.  All interaction with government officials while on Company business should be professional. Any payment of cash, property or services that is, or could be interpreted to be, a bribe, kickback, or improper gift is strictly prohibited. Equally prohibited are promises of influence or favors in return for favorable government action. For instance, Team Members should never offer employment to friends or family members of a government official in the hope of obtaining favorable government action.

Team Members are free to exercise the right to make personal political contributions within legal limits, unless such a contribution is either prohibited by other policies of Full Throttle, or would give rise to an improper appearance of partiality. Generally, no contribution may be made with the expectation of favorable government treatment in return. In any event, all contributions, whether made by an individual, political action committee, or Full Throttle, are subject to complex rules governing, among other things, their amount, and manner in which, they may be made.

FULL THROTTLE WILL COOPERATE WITH GOVERNMENT INVESTIGATIONS.
Full Throttle takes seriously any investigation or review of Full Throttle or its business practices by any government official.  Management must be notified of any request for information from any government official or agency before any information is furnished and before there is any agreement or understanding to furnish such information. Full Throttle is committed to cooperating with government inquiries, but in order to assure this is done properly, Management must be advised at the outset.  Under no circumstance should any Team Member mislead a government official.  Nor may a Team Member destroy, discard, tamper with, conceal, or make a false entry on any documents which are relevant to any government investigation or which is reasonably likely to be requested for inspection by a government official.

TAX LAWS
Full Throttle, and each Team Member and employee acting on its behalf, will comply with the laws of all taxing authorities.  Full Throttle’s operations are subject to various federal and state taxes.  Failure to comply with these laws may subject Full Throttle to criminal prosecution.  It is the intent of Full Throttle to fully comply with such laws. Team Members and employees responsible for Full Throttle’s compliance should be fully familiar with the requirements of the law. Team Members with any question concerning whether Full Throttle is in compliance should report their concern to Management.

CASH-RELATED REPORTING REQUIREMENTS
Full Throttle, and each Team Member, acting on its behalf, will comply with cash and monetary instrument transaction reporting requirements.  The Internal Revenue Code and some state statutes require businesses that receive more than US$10,000 in cash or certain monetary instruments in a single transaction or related transactions to file reports with the IRS and the state. These reports must be filed by Full Throttle (a) whenever it receives more than US$10,000 in cash or (b) upon receipt of a cashier's check, bank draft, traveler's check or money order with a face value of less than US$10,000, if when combined with another monetary instrument and/or cash, the value of the transaction totals over US$10,000. (For example, a transaction must be reported if you receive a US$9,000 cashier's check and US$2,000 in cash or traveler's checks. But you do not, however, need to report a transaction involving a single US$11,000 cashier's check since, presumably, the issuing bank has already done so. In contrast, you must, of course, report any transaction involving over US$10,000 in cash.) Severe criminal and civil penalties can be imposed against Full Throttle and its Team Members and employees for failure to file these reports or for structuring transactions to evade the requirements.

It is the policy of Full Throttle to comply fully with all cash and monetary instrument reporting requirements and to file timely and accurate reports for all reportable transactions. Team Members and employees are prohibited from providing any advice or help to customers on how to structure transactions to evade the reporting requirements. Any Team Member who has reason to believe that a transaction may be reportable or is being conducted to evade the requirements must notify his or her supervisor immediately and, if required, file a report. In addition, the Team Member must report the transaction to Management.

LAWS REGARDING PROCEEDS OF ILLEGAL ACTIVITY
It is a crime under federal and some state money laundering statutes for any person to engage in commercial transactions with the proceeds of criminal activity knowing that the property involved is the proceeds of criminal activity, if the intent in so doing is to promote the criminal activity, conceal or disguise the source or ownership of the proceeds, avoid transaction reporting requirements or evade taxes. If a financial institution, such as a bank, loan company or travel agency is involved, and the transaction exceeds US$10,000, it is not even necessary that the person have the intent to promote the criminal activity, conceal or disguise it, evade taxes or avoid a reporting requirement. These statutes are not limited to cash transactions. Transactions such as payments for hotel bills, airline tickets and retail purchases that involve personal checks, company checks or wire transfers may be covered.
While it is often thought that such statutes are limited to drug money laundering, these statutes reach almost every crime that generates large amounts of money. Violations of these statutes are extremely serious.

Full Throttle does not want to be used by those engaged in criminal activity. Each Team Member is expected to be on the alert for activities indicative of drug trafficking, money laundering or other crimes.  If a Team Member has reason to believe that a transaction involves criminal proceeds, or if the transaction otherwise appears suspicious, the Team Member must immediately notify his or her supervisor, or, alternatively, report the transaction to Management.

ENVIRONMENTAL LAWS
Full Throttle, and each Team Member, acting on its behalf, will comply with all environmental laws.
Full Throttle is committed to the protection of the environment and the conservation of natural resources. We will fully comply with environmental laws and regulations, including those relating to disposal of wastes. Any Team Member who is aware of a failure or potential failure to comply with environmental laws should advise Management immediately.

FOOD AND DRUG LAWS
Full Throttle and each Team Member, acting on its behalf, will comply with the food and drug laws.
Every Team Member and employee should be aware that it is illegal to distribute or manufacture any food, drug, device, or cosmetic that is adulterated or misbranded. Food, drugs and other products must be stored, prepared, and served in a sanitary and healthful condition. It is illegal to forge, counterfeit, simulate, or falsely represent that a product has been inspected or labeled as fit for use by a certifying agency if it has not. It is illegal to conceal the labeling of any product held for sale, particularly when such concealment results in a false representation. Therefore, no Team Member may sell any product which is improperly or incompletely labeled. For example, all milk products must carry an expiration date. It is illegal to destroy or cover that date when selling the product to the public. Where inspection is required for particular products, such as certain poultry products or meat, no uninspected product should be purchased, or sold in any of our facilities. Any Team Member or employee who encounters any situation in which he or she suspects that a product is unsafe, adulterated, mislabeled, or improperly inspected must act immediately to remedy the unsafe condition and bring it to the prompt attention of the appropriate supervisor. Of course, as previously set forth, all Team Members must cooperate fully with all federal and state inspectors who come to our facilities.  Failure to permit inspection by them is itself punishable by criminal sanctions and fines.

INTELLECTUAL PROPERTY
The United States Copyright Act protects original "works of authorship fixed in any tangible medium of expression." The owner of a copyright has the exclusive right to reproduce the work, to create derivative works, to distribute copies to the public, and to perform or display the work publicly. Any violation of a copyright owner's exclusive right constitutes an infringement. A person who infringes a copyright willfully and for commercial advantage is subject to criminal as well as civil prosecution. Every Team Member and employee acting on behalf of Full Throttle must honor all copyrights held by other companies.

FEDERAL TRADEMARK LAWS PROHIBIT THE USE OF ANOTHER COMPANY’S TRADEMARKS
Trademarks are symbols (including words) companies use to identify their goods or services. Under United States law, a federally registered trademark provides the registrant with nationwide protection against another's use. Any use of another party's trademark that gives rise to a likelihood of confusion as to the source or sponsorship of a product or service constitutes "trademark infringement" and violates the law. It is also impermissible to duplicate the packaging of a rival firm in a way that deceives or is likely to confuse the public. Every Team Member acting on behalf of Full Throttle must honor all trademarks held by others.

FEDERAL PATENT LAWS PROHIBIT THE UNAUTHORIZED USE OF PATENTED INVENTIONS
The United States patent laws protect inventions for new and useful processes, machines, and compositions of matter.  The owner of a United States patent has the exclusive right to make, use and sell the patented invention.  Any violation of a patent owner's exclusive right constitutes an infringement. Every Team Member acting on behalf of Full Throttle must honor all patents held by others.

PROTECTING ITS COPYRIGHTS, PATENTS AND TRADEMARKS
Full Throttle will develop and market materials, products and services that will constitute an extensive and valuable collection of copyrights, patents and trademarks.  Substantial effort and money will be expended to protect this valuable property from infringement.  Any Team Member who knows or suspects that someone has infringed a copyright, patent or a trademark of Full Throttle should advise Management.

RELATIONSHIPS WITH OTHER COMPANIES
Full Throttle, and each Team Member, acting on its behalf, will respect the trade secrets of other companies.
Many of Full Throttle’s activities involve technical innovation or creative advancements developed by Full Throttle or from suppliers.  Team Members are to maintain the secrecy of Full Throttle’s trade secrets and proprietary information even if they leave Full Throttle. At the same time, Team Members coming to us from other employers are expected to continue to keep the other employer's secrets. While Full Throttle is entitled to each Team Members  skills and creative energy while working here, we do not want secrets taken from previous employers.

IMPROPER OR UNETHICAL PAYMENTS
In dealing with customers, suppliers or agents working on Full Throttle’s behalf (such as lawyers or lobbyists), no Team Member of Full Throttle shall give, receive (or promise or agree to either give or receive), any cash, property or service that is improper or unethical.  Improper payments include kickbacks or bribes paid to an employee of another company in order to secure some advantage for Full Throttle, or receipt of kickbacks or bribes from an employee of another company in order to secure an advantage for that company.  It is prohibited to give or receive payments which are improper.

Payments that are proper but which may be misinterpreted should be avoided and, in any event, can be made only after consulting with Management.

MAINTENANCE OF DOCUMENTS
No Team Member may destroy, discard, tamper with, conceal, or make a false entry on any documents which are, or may reasonably be, relevant to any existing or threatened litigation or similar claim or proceeding.

OTHER LAWS AND “COMPANY” POLICIES
Such laws as have been discussed in these Code of Ethics and Business Standards of Full Throttle are those that apply to situations you may confront from time to time.  Many other laws, criminal statutes, and governmental regulations also may apply to Full Throttle’s business. Team Members must comply with all applicable laws, whether or not they are mentioned in this Code of Ethics and Business Standards guidance document. Team Members must also act in accordance with Full Throttle’s policies.  Team Members are not to take any action on Full Throttle’s behalf that would violate any law, criminal statute, or Company policy.

In addition, no Team Member may assist or conspire with anyone to commit a criminal act.  Moreover, mere participation by a Team Member in meetings or conversations when illegal conduct is discussed or planned may result in criminal liability even though the Team Member does nothing else. Therefore, participation in such meetings or conversations must be avoided.

ACCOUNTABILITY FOR COMPLIANCE WITH THE STANDARDS OF BUSINESS CONDUCT
The standards referred to herein are mandatory and apply to all Team Members, who will be held accountable for compliance with the Standards.  Failure to abide by applicable standards may lead to disciplinary action up to and including termination. Additional standards may apply to employees of specific business units or locations.

DEALING WITH IMPROPER OR ILLEGAL BEHAVIOR, AND SUSPECTED VIOLATIONS OF LAW
Team Members are encouraged to talk to their supervisors or managers when in doubt about the appropriate or ethical course of action in a particular situation. Every Team Member must report any unethical, improper or illegal behavior, or any suspected criminal activity involving or relating to Full Throttle.  Full Throttle also must be made aware of any complaints regarding accounting or auditing matters, as well as its internal controls.  Thus, any Team Member who believes, suspects, or becomes aware of any complaint that anyone at Full Throttle is acting unethically or is violating, or has violated, any law, governmental rule or regulation on behalf of Full Throttle, must report this to Management.

Full Throttle believes that it is most helpful when a Team Member making such a report identifies himself or herself; however, it is not required.  While, in any event, the confidentiality of any person reporting unethical, improper or illegal activity will be protected to the extent possible under the circumstances, reports will also be accepted anonymously.  Moreover, Full Throttle strictly prohibits any form of retaliation against anyone who reports unethical, improper or illegal activity.

WAIVERS
Any waiver of any provision of these standards for any Team Members or member of the Board Member must be approved by the Management and the Board of Directors, and if required by law, publicly disclosed. Any waiver for executive officers of Full Throttle may be made only by the Board of Directors or a committee of the Board, and must be promptly disclosed to Full Throttle’s shareholders as required by applicable law or securities exchange regulations.